Filed Pursuant to Rule 424(b)(3)
Registration No. 333-141898

Prospectus Supplement to Prospectus dated April 5, 2007.

95,000,000 Shares

DYNEGY INC.

Class A Common Stock

This prospectus supplement relates to the offer and sale, from time to time, of up to 95,000,000 shares of Class A common stock of Dynegy Inc. by the selling stockholders named in this prospectus supplement. See “Selling Stockholders.” The registration of the shares of our Class A common stock to which this prospectus relates does not require the selling stockholders to sell any of their shares of our Class A common stock nor does it require us to issue any shares of our Class A common stock.

We will not receive any proceeds from the sale of any Class A common stock offered by the selling stockholders. The selling stockholders from time to time may offer and sell the shares through public or private transactions, directly or through agents or broker-dealers, on terms to be determined at the time of sale, as described in more detail in this prospectus supplement. See “Plan of Distribution.”

Our Class A common stock is listed on the New York Stock Exchange under the symbol “DYN.” The last reported sale price of our Class A common stock on December 21, 2009 was $1.91 per share.

See “Risk Factors” beginning on page S-12 of this prospectus supplement and beginning on page 19 of our Annual Report on Form 10-K for the year ended December 31, 2008, to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are true, accurate or complete. Any representation to the contrary is a criminal offense.

December 22, 2009

Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT

All references to “Dynegy,” “the company,” “we,” “our,” or “us” in this prospectus supplement or the accompanying prospectus are to Dynegy Inc. and its direct and indirect subsidiaries.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters. The second part, the prospectus, gives more general information about us and our Class A common stock offered hereby. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. The information that appears in this prospectus supplement, the accompanying prospectus and any document incorporated by reference may only be accurate as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

This prospectus supplement and the accompanying prospectus incorporate by reference important business and financial information about us that is not included in or delivered with this document. See “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference room at 100 F. Street N.E., NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov. You can also find more information about us at our Internet website located at www.dynegy.com. Our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, our proxy statements and other information we file with the SEC and any amendments to the foregoing are available free of charge on our Internet website as soon as reasonably practicable after we electronically file such material with the SEC. Except for such reports that may be specifically incorporated by reference in this prospectus supplement or the accompanying prospectus, information contained on our website does not constitute part of this prospectus supplement or such accompanying prospectus. You may obtain a copy of these filings, at no cost, by writing or telephoning our Investor Relations Department at the following address:

Dynegy Inc.

1000 Louisiana, Suite 5800

Houston, Texas 77002

Attention: Investor Relations Department

Telephone: (713) 507-6400

DOCUMENTS INCORPORATED BY REFERENCE

The following documents heretofore filed by us with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of any Current Report on Form 8-K) are incorporated by reference in this prospectus supplement:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on February 26, 2009;

•

our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009, filed on May 7, 2009, the quarter ended June 30, 2009, filed on August 10, 2009, and the quarter ended September 30, 2009, filed on November 5, 2009;

•

our Current Reports on Form 8-K dated December 31, 2008 (filed January 7, 2009), March 4, 2009 (filed March 4, 2009), March 4, 2009 (filed March 10, 2009), May 7, 2009 (filed May 7, 2009), August 5, 2009 (filed August 10, 2009), August 10, 2009 (filed August 13, 2009), August 20, 2009 (filed August 20, 2009), September 28, 2009 (filed on September 28, 2009) (which revised certain items of our 2008 Form 10-K to the extent applicable for retrospective presentation and disclosure requirements of Statement of Financial Accounting Standards (“SFAS”) No. 160 “Noncontrolling Interest in Consolidated Financial Statements” and to retrospectively reflect our Heard County operations as discontinued operations), November 5, 2009 (which revised certain items of our 2008 Form 10-K (as previously supplemented on Form 8-K filed on September 28, 2009) and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, and June 30, 2009, to retrospectively reflect our Arizona and Bluegrass power generation facilities as discontinued operations), November 25, 2009 (filed December 1, 2009), December 2, 2009 (filed December 7, 2009), December 7, 2009 (filed December 11, 2009), and December 11, 2009 (filed December 14, 2009);

•	our Definitive Proxy Statement, filed on April 6, 2009; and

•	the description of our common stock in our Registration Statement on Form 8-A12B filed on May 3, 2007 and including any amendment or report filed for the purpose of updating such description.

In addition, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement and until all of the securities offered under this prospectus supplement are sold (other than information furnished pursuant to Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of any Current Report on Form 8-K (unless expressly stated otherwise in such Current Report on Form 8-K)) are also incorporated by reference in this prospectus supplement.

Any statement contained herein or incorporated by reference in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement.

We will provide without charge to each person to whom this prospectus supplement is delivered upon request of such person a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to us at our address listed in “Where You Can Find More Information” above.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement includes or incorporates by reference statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward-looking statements.” All statements included or incorporated by reference in this prospectus supplement, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements represent our reasonable judgment of the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially from those contemplated by the statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “project,” “forecast,” “plan,” “may,” “will,” “should,” “expect” and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following:

•	beliefs and expectations regarding the benefits to be derived from the LS Power Transactions and the impairments and charges related to such transactions;

•	the timing and anticipated benefits to be achieved through our 2010 – 2013 company-wide cost savings program;

•	beliefs about commodity pricing, commodity price volatility and generation volumes;

•	beliefs and assumptions relating to liquidity, available borrowing capacity and capital resources generally;

•

expectations regarding environmental matters, including costs of compliance, availability and adequacy of emission credits, and the impact of ongoing proceedings and potential regulations or changes to current regulations, including those relating to climate change;

•	sufficiency of, access to and costs associated with coal, fuel oil and natural gas inventories and transportation thereof;

•	beliefs and assumptions about market competition, generation capacity and regional supply and demand characteristics of the wholesale power generation market;

•	the effectiveness of our strategies to capture opportunities presented by changes in commodity prices and to manage our exposure to energy price volatility;

•	beliefs and assumptions about weather and general economic conditions;

•	beliefs regarding the current economic downturn, its trajectory and its impacts;

•	beliefs and assumptions associated with minimum generation events and the impact of wind generation in the Midwest;

•	projected operating or financial results, including anticipated cash flows from operations, revenues and profitability;

•	beliefs associated with Dynegy’s market capitalization;

•	beliefs and expectations regarding financing and associated credit ratings, development, and timing and disposition of the Plum Point project;

•	expectations regarding our revolver capacity, collateral demands, capital expenditures, interest expense and other payments;

•	our focus on safety and our ability to efficiently operate our assets so as to maximize our revenue generating opportunities and operating margins;

•	beliefs about the outcome of legal, regulatory, administrative and legislative matters;

•	expectations and estimates regarding capital and maintenance expenditures, including the Midwest Consent Decree and its associated costs; and

•	the impact of executing or failing to execute any acquisition, disposition or combination transactions.

Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond our control, including those set forth under “Risk Factors” beginning on page S-12 of this prospectus supplement and beginning on page 19 of our Annual Report on Form 10-K for the year ended December 31, 2008.

In addition, there may be other factors that could cause our actual results to be materially different from the results referenced in the forward-looking statements. Many of these factors will be important in determining our actual future results. Consequently, no forward-looking statement can be guaranteed. Our actual future results may vary materially from those expressed or implied in any forward-looking statements.

All forward-looking statements included or incorporated by reference in this prospectus supplement are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are made.

DEFINITIONS

Certain abbreviations used in this prospectus supplement have the meanings set forth below.

CAISO	California Independent System Operator

ISO—NE	Independent System Operator—New England

MISO	Midwest Independent Transmission Operator, Inc.

MW	Megawatts

NYISO	New York Independent System Operator

PJM	PJM Interconnection, LLC

SEC	U.S. Securities and Exchange Commission

SERC	Southeastern Electric Reliability Council

WECC	Western Electric Coordinating Council

PROSPECTUS SUPPLEMENT SUMMARY

This summary provides an overview of selected information about us and this offering. It does not contain all of the information that you should consider before making a decision to invest in our Class A common stock. You should read carefully this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and accompanying prospectus, and the registration statement of which the accompanying prospectus is a part in its entirety before investing in our Class A common stock, especially the information under “Risk Factors.”

Our Company

Our primary business is the production and sale of electric energy, capacity and ancillary services from our fleet of nineteen owned or leased power generation facilities with nearly 13,000 MW of generating capacity operating in seven states.

We seek to economically hedge a portion of our expected generation volumes using a variety of financially and physically settled swaps, options and other contracts. We sell (i) primarily through bilateral negotiated contracts with third parties and into regional central markets and (ii) with lesser volumes through structured wholesale over-the-counter markets and directly to end-use customers. We are focused on being a reliable, low-cost producer of electricity and provider of services in the power generation business.

Our power generation fleet is diversified by dispatch type and fuel source and geographic location:

•	Dispatch Type and Fuel Source—Our power generation portfolio is approximately:

•	34% natural gas-fired, combined-cycle;

•	31% baseload coal-fired;

•	25% natural gas-fired peaking; and

•	10% dual fuel capacity.

•	Location—We report the results of our business on geographical location:

•	Midwest—approximately 43% of our generating capacity or 5,575 MW;

•	Located primarily in the MISO and PJM power markets;

•	West—approximately 32% of our generating capacity or 4,093 MW;

•	Located primarily in the CAISO power market; and

•	Northeast—approximately 25% of our generating capacity or 3,282 MW;

•	Located primarily in NYISO and ISO-NE power markets.

LS Power Transactions

We consummated our previously announced strategic transactions (the “LS Power Transactions”) with LS Power Partners, L.P. and certain of its affiliates (collectively, “LS Power”) in two parts, with the issuance of notes by our subsidiary, Dynegy Holdings Inc. (“DHI”), on December 1, 2009, and the remainder of the transactions closing on November 30, 2009. At closing, we received (i) approximately $1.0 billion in cash (consisting, in part, of the release of $175 million of restricted cash on our unaudited condensed consolidated balance sheets that was used to support our funding commitment to Sandy Creek and approximately $200 million for the notes issued by DHI), subject to working capital adjustments, and (ii) 245 million of our Class B shares from LS Power. In exchange, we sold to LS Power five peaking and three combined-cycle generation assets, as well as our remaining interest in a project under construction in Texas, and DHI issued the notes to an affiliate of LS Power.

The remaining 95 million of our Class B shares held by LS Power were converted into the same number of our Class A shares, representing approximately 15% of our Class A common stock outstanding. This prospectus supplement relates to the offer and sale of all of these Class A shares. See “Selling Stockholders.” In connection with the LS Power Transactions, Dynegy and LS Power entered into a new shareholder agreement (the “Shareholder Agreement”), which, among other things, generally restricts LS Power from increasing its ownership for a specified period. Dynegy and LS Power have also terminated the original shareholder agreement, dated September 14, 2006, which provided LS Power with special approval rights, board representation and certain other rights associated with the former Class B shares.

In connection with our closing of the LS Power Transactions, we have now determined the approximate amount of the pre-tax charges that we expect to record related to the transaction. These charges, of approximately $310 million, will be recorded in the fourth quarter of 2009 and are subject to further working capital adjustments and finalization of our year-end financial closing process. The charges are based on the fair value of Dynegy’s Class B shares received by Dynegy, changes in the fair value of debt issued, the book values of the assets included in the transaction, and changes in working capital items not reimbursed by LS Power.

Our Power Generation Portfolio

Our current operating power generation portfolio is as follows:

Facility	Total net generating capacity (MW)(1)	Primary fuel type	Dispatch type	Location	Region
Baldwin	1,800	Coal	Baseload	Baldwin, IL	MISO
Kendall	1,200	Gas	Intermediate	Minooka, IL	PJM
Ontelaunee	580	Gas	Intermediate	Ontelaunee Township, PA	PJM
Havana Units 1-5	228	Oil	Peaking	Havana, IL	MISO
Unit 6	441	Coal	Baseload	Havana, IL	MISO
Hennepin	293	Coal	Baseload	Hennepin, IL	MISO
Oglesby	63	Gas	Peaking	Oglesby, IL	MISO
Stallings	89	Gas	Peaking	Stallings, IL	MISO
Vermilion Units 1-2	164	Coal	Baseload	Oakwood, IL	MISO
Unit 3	12	Oil	Peaking	Oakwood, IL	MISO
Wood River Units 1-3	119	Gas	Peaking	Alton, IL	MISO
Units 4-5	446	Coal	Baseload	Alton, IL	MISO
Plum Point (2)	140	Coal	Baseload	Osceola, AR	SERC

Total Midwest	5,575
Moss Landing Units 1-2	1,020	Gas	Baseload	Monterrey County, CA	CAISO
Units 6-7	1,509	Gas	Peaking	Monterrey County, CA	CAISO
Morro Bay (3)	650	Gas	Peaking	Morro Bay, CA	CAISO
South Bay	706	Gas	Peaking	Chula Vista, CA	CAISO
Oakland	165	Oil	Peaking	Oakland, CA	CAISO
Black Mountain (4)	43	Gas	Baseload	Las Vegas, NV	WECC

Total West	4,093
Independence	1,064	Gas	Intermediate	Scriba, NY	NYISO
Roseton (5)	1,185	Gas/Oil	Intermediate	Newburgh, NY	NYISO
Casco Bay	540	Gas	Baseload	Veazie, ME	ISO-NE
Danskammer Units 1-2	123	Gas/Oil	Peaking	Newburgh, NY	NYISO
Units 3-4 (5)	370	Coal	Baseload	Newburgh, NY	NYISO

Total Northeast	3,282

Total Fleet Capacity	12,950

(1)	Unit capabilities are based on winter capacity.
(2)	Under construction.
(3)	Represents units 3 and 4 generating capacity. Units 1 and 2, with a combined net generating capacity of 352 MW, are currently in layup status and out of operation.
(4)	We own a 50% interest in this facility. Total generating capacity of this facility is 85 MW.
(5)	We lease the Roseton facility and units 3 and 4 of the Danskammer facility pursuant to a leveraged lease arrangement.

Strategy

Our business strategy is designed to use our diverse portfolio of generating assets, our operational and commercial skills and our flexible capital structure to create value for our investors. In general, we seek to maximize the value of our assets through:

•

a diverse commercial strategy that includes short-, medium- and long-term sales of electric energy, capacity and ancillary services, and we seek to strike a balance between contracting for near/intermediate term stability of earnings and cash flows while maintaining merchant length to capitalize on expected increases in commodity prices in the longer term; and

•	safe and low-cost plant operations, with a focus on having our plants available and “in the market” when it is economical to do so.

We also seek to maintain a simple, flexible capital structure to support our business and commercial operations and to allow us to be in a position to pursue industry consolidation opportunities.

Maintain a Diverse Portfolio to Capitalize on Market Opportunities and Mitigate Risk.

We operate a portfolio of generation assets that is diversified in terms of dispatch profile, fuel type and geography. Baseload generation is low-cost and economically attractive to dispatch around the clock throughout the year. A baseload facility is usually expected to run in excess of 70% of the hours in a given year. Intermediate generation is not as efficient and/or economical as baseload generation but is intended to be dispatched during higher load times such as during daylight hours and sometimes on weekends. Peaking generation is the least efficient and highest cost generation and is generally dispatched to serve load during the highest load times such as hot summer and cold winter days.

Although power prices have significantly declined since the summer of 2008, primarily due to a decline in natural gas market pricing and the impact of the current economic environment, we continue to believe that the market fundamentals support long-term increases in power demand and power pricing. As a result, we believe our substantial coal-fired, baseload fleet should benefit from the impact of higher power prices in the Midwest and Northeast, allowing us to capture significantly higher and increasing margins over the long-term as power prices increase. We anticipate that our combined cycle units also should benefit from increased run-times as heat rates expand, with improved margins and cash flows as demand increases in our key markets. Our peaking units allow us to capture greater value for our investors during peak demand periods, often related to weather events.

In addition, we believe that our portfolio of assets helps to mitigate the risks inherent in our business. For example, weather patterns, regulatory regimes and commodity prices often differ by region. By maintaining fleet diversity, we lessen the impact of an individual risk in any one region and seek to improve the level and consistency of our earnings and cash flows. We also believe our fleet of generating assets positions us well to meet growing U.S. power needs, despite the current short-term recessionary trends in U.S. power consumption.

Operate Our Assets Safely and Cost-Efficiently to Maximize Revenue Opportunities and Operating Margins.

We have a history of strong plant operations and are committed to operating our facilities in a safe, reliable and environmentally compliant manner. By maintaining and operating our assets in an effort to ensure plant availability, high dispatch and capacity factors and an increased focus on operating and capital costs, we believe we are positioned to capture opportunities in the market place effectively and to maximize our operating margins.

Our power generation facilities are managed to require a relatively predictable level of maintenance capital expenditures without compromising operational integrity. Our capital expenditures are applied to the maintenance of our facilities to ensure their continued reliability and to investment in new equipment for either environmental compliance or increasing profitability. We seek to operate and maintain our generation fleet efficiently and safely, with an eye toward increased reliability and environmental stewardship. This increased reliability impacts our results to the extent that our generation units are available during times that it is economically sound to run. For units that are subject to contracts for capacity, our ability to secure availability payments from customers is dependent on plant availability.

Employ a Flexible Commercial Strategy to Maintain Long-Term Market Upside Potential While Protecting Against Downside Risks.

We expect to see tightening reserve margins through time in the regions in which our assets are located. As these reserve margins tighten, we expect to see the value of the generating assets themselves increase due to improvements in cash flow and earnings. Given current market pricing and conditions, we do not see attractive long-term commercial arrangements present today.

We plan to sell the expected output from our facilities with the goal of achieving an efficient balance of risk and reward. Keeping the portfolio completely open and selling in the day-ahead market, for instance, would force us to take weather and general economic-related risks, as well as price risk of correlated commodities. These risks can cause significant swings in financial performance in any one year and are not related to our core strategy of realizing the benefit of long-term market recovery on fundamental generating asset values.

With a goal of protecting cash flow in the near/intermediate term while maintaining the ability to capture value longer term as markets tighten, we expect that a majority of our sales will be achieved by selling energy and capacity through a combination of spot market sales and near-term contracts over a rolling 12–36 month time frame in time periods that we describe as “Current,” “Current +1,” and “Current +2.” The “Current” period refers to the balance of the current calendar year. The “Current +1” period refers to the next calendar year. The “Current +2” period refers to the next calendar year after the Current +1 period. At any given point in time, we will seek to balance predictability of earnings and cash flow with achieving the highest level of earnings and cash flow possible over the Current, Current +1 and Current +2 periods. In these periods, short-term market volatility can negatively impact our profitability and we will seek to reduce those negative impacts through the disciplined use of near- and intermediate-term forward sales. We expect to make fewer forward sales beyond the Current +2 period in order to realize the anticipated benefit of improved market prices over time as the supply and demand balance tightens.

Beginning in 2009, we set specific limits for “gross margin at risk” for the entire portfolio and require power hedging up to minimum levels, while seeking to ensure that corresponding fuel supplies also are appropriately hedged, as we progress through time. We will also attempt to specifically manage basis risk to hubs that are not the natural sales hub for a facility and implement other changes that sharpen our focus on optimizing the commercial factors that we can control and mitigating commodity risk where appropriate and possible. We employ various commercial strategies to mitigate commodity pricing risk, including swaps, options and other financially and physically settled contracts.

Maintain a Simple, Flexible Capital Structure that is Integrated with our Operating Strategy.

We believe that the power industry is a commodity cyclical business with significant commodity price volatility and considerable capital investment requirements. Thus, maximizing economic returns in this market environment requires a capital structure that can withstand fuel and power price volatility as well as a commercial strategy that seeks to capture the value associated with both mid- and long-term price trends. We believe we have a capital structure that is suitable for our commercial strategy and the commodity cyclical market in which we operate. Maintaining appropriate debt levels and covenants, maturities and overall liquidity are key elements of this capital structure. We regularly evaluate our generation fleet based primarily on geographic location, fuel supply, market structure and market recovery expectations. We consider divestitures of non-core assets where the balance of the above factors suggests that such assets’ earnings potential is limited or that the value that can be captured through a divestiture outweighs the benefits of continuing to own and operate such assets. We have previously indicated that we consider Plum Point a non-core asset and intend to pursue alternatives regarding our remaining ownership interest. Furthermore, through the LS Power Transactions, we have eliminated our dual-class stock structure, thereby achieving a more simplified corporate governance structure and enhancing our strategic and financial flexibility to pursue opportunities to increase shareholder value. For further information, see “—LS Power Transactions” above.

Recent Developments

Note Repurchase Agreement

On December 11, 2009, DHI entered into a Note Repurchase Agreement (the “Repurchase Agreement”) with one of its larger fixed-income investors. Pursuant to the Repurchase Agreement, DHI agreed to repurchase a portion of its 6.875% Senior Unsecured Notes due 2011 and 8.750% Senior Unsecured Notes due 2012. DHI will repurchase an aggregate principal amount of approximately $830 million, consisting of approximately $420 million of its 2011 Notes and approximately $410 million of its 2012 Notes. The total consideration to effect the transaction, inclusive of consent fees, will be approximately $875 million. We will use proceeds from the LS Power Transactions to fund these repurchases. We expect to record a pre-tax charge of approximately $45 million on the extinguishment of this debt. The repurchase transaction is expected to fund by December 31, 2009.

LS Power Transactions

See “—LS Power Transactions” above.

Amendment to Credit Agreement

On August 5, 2009, we entered into amendment number four (“Amendment No. 4”) to our Fifth Amended and Restated Credit Agreement dated as of April 2, 2007. Amendment No. 4 provides us with more flexibility to satisfy certain financial ratios, to sell assets and to prepay other outstanding indebtedness. In connection with Amendment No. 4, we agreed to an increase in the margin on our borrowings and an increase in the unused commitment fee.

Multi-Year Cost Savings Program

Separate from the LS Power Transactions, on August 10, 2009, we announced an extensive, multi-year program to eliminate certain costs throughout the company. Cumulative savings, relative to our original plan, are expected to be $400 million to $450 million over a four-year period beginning in 2010. Annual savings are expected to be generated through reduced capital expenditures, operational expenditures, and general and administrative expenditures.

Our principal executive office is located at 1000 Louisiana Street, Suite 5800, Houston, Texas 77002, and our telephone number at that office is (713) 507-6400. Our website is www.dynegy.com. The information on, or accessible through, our website, except for our SEC filings incorporated by reference herein, is not a part of, or incorporated by reference in, this prospectus supplement.

The Offering

Common Stock Offered	Up to 95,000,000 shares of our Class A common stock.

Selling Stockholders	The selling stockholders identified in the table on page S-14.

Use of Proceeds	We will not receive any proceeds from the sale of any Class A common stock offered by the selling stockholders. See “Use of Proceeds.”

Risk Factors	An investment in our Class A common stock involves risks. You should carefully consider the information under “Risk Factors” and all other information included in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference before investing in our Class A common stock.

New York Stock Exchange Symbol	DYN

RISK FACTORS

An investment in our Class A common stock involves risks. Before deciding whether to purchase our Class A common stock, you should consider the risks discussed below or elsewhere in this prospectus supplement, and those set forth in our Annual Report on Form 10-K for the year ended December 31, 2008, that we have incorporated by reference in this prospectus supplement. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.

We do not expect to pay any cash dividends for the foreseeable future.

We do not anticipate paying any cash dividends to our stockholders for the foreseeable future. Accordingly, you may have to sell some or all of your Class A common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our Class A common stock and may lose some or the entire amount of your investment. Any determination to pay dividends in the future will be made at the discretion of our Board of Directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

Our stock price may fluctuate substantially, which will affect the prices at which the shares may be sold in the future.

The market price of our Class A common stock has fluctuated in the past and is likely to continue to fluctuate in the future. Factors that could affect our stock price include, but are not limited to, the following:

•	changes in commodity pricing and generation volumes;

•	environmental matters, including those related to regulation of climate change;

•	general conditions in the power generation market;

•	the effectiveness of our business strategy;

•	weather and general economic conditions;

•	variations in our operating results; and

•	changes in revenue or earnings estimates or publication of research reports by analysts.

The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. In particular, we cannot assure you that you will be able to resell your shares at or above the price per share that you pay in this offering.

The price of our Class A common stock may be adversely affected by the issuance and sale of our Class A common stock or by our announcement that such issuances and sales may occur.

We cannot predict the size of future issuances or sales of our Class A common stock, or the effect, if any, that such issuances or sales may have on the market price of our Class A common stock. The issuance and sale of substantial amounts of common stock, or announcement that such issuances and sales may occur, could adversely affect the market price of our Class A common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders. See “Selling Stockholders” and “Plan of Distribution.”

SELLING STOCKHOLDERS

In connection with our transactions with LS Power in 2007, we filed a shelf registration statement covering the resale on a delayed or continuous basis of our Class A common stock issuable to LS Power and certain of its affiliates upon conversion of our Class B common stock, which they acquired in the 2007 transactions. In the LS Power Transactions, LS Power and its affiliates surrendered 245 million shares of our Class B common stock and converted the remaining 95 million shares of our Class B common stock into the same number of shares of our Class A common stock. See “Summary—LS Power Transactions” for additional information. This prospectus supplement covers 95,000,000 shares of our Class A common stock that may be offered for resale by LS Power and certain of its affiliates, who are identified as the selling stockholders herein.

Prior to the consummation of the LS Power Transactions, the selling stockholders owned all of our issued and outstanding Class B common stock and three of their representatives served as directors on our Board of Directors. In addition, we were a party to a shareholders’ agreement with the selling stockholders, which provided the selling stockholders with significant influence over us and our business. See “Summary—LS Power Transactions” for a discussion of our current relationship with the selling stockholders.

The selling stockholders will resell the shares that are the subject of this prospectus supplement in the manner contemplated under the “Plan of Distribution.”

The shares offered by this prospectus supplement may be offered from time to time by the selling stockholders and the selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them. Other than the Shareholders Agreement and the Registration Rights Agreement between us and the selling stockholders dated September 14, 2006, as amended to date, we do not currently have any agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares.

The following table sets forth for each selling stockholder:

•	the name of each stockholder;

•	the number and percent of shares beneficially owned prior to the offering for resale of the shares under this prospectus supplement;

•

the number of shares registered for sale for the account of each stockholder under this prospectus supplement (representing all of the shares that such selling stockholder may offer under this prospectus supplement); and

•	the number and percent of shares to be beneficially owned after this offering is completed, assuming all of such stockholder’s shares are sold.

	Number of Shares of Common Stock Beneficially Owned Prior to the Offering		Number of Shares Offered	Number of Shares Beneficially Owned After the Offering
	Number	Percentage		Number	Percentage
LS Power Partners, L.P. (1)	1,588,965	*	1,588,965	—	*
LS Power Associates, L.P. (2)	13,647,105	2.272%	13,647,105	—	*
LS Power Equity Partners, L.P. (3)	48,929,842	8.145%	48,929,842	—	*
LS Power Equity Partners PIE I, L.P. (4)	29,669,786	4.939%	29,669,786	—	*
LSP Gen Investors, L.P. (5)	1,164,302	*	1,164,302	—	*

*	Less than one percent of our Class A common stock.

(1)	LS Power Partners, L.P. (“LSP Partners”) is the general partner of LS Power Equity Partners, L.P. (“LSPEP”), LS Power Equity Partners PIE I, L.P. (“PIE I”) and LSP Gen Investors, L.P. (“Gen Investors”). As a result of its relationship with LSPEP, PIE I and Gen Investors, LSP Partners may be deemed the beneficial owner of the shares owned by LSPEP, PIE I and Gen Investors, in addition to the 1,588,965 shares of our Class A common stock it owns directly. LS Power Development, LLC (“LSP Development”) is the general partner of LSP Partners. As a result of its relationship with LSP Partners, LSP Development may be deemed the beneficial owner of the shares beneficially owned by LSP Partners. As a result of his position, Mikhail Segal may be deemed to control LSP Development and to have shared beneficial ownership of the shares beneficially owned by LSP Partners. See the Schedule 13D filed by LSP Development, LSP Partners, LS Power Associates, L.P., LSPEP, PIE I, Gen Investors and Mikhail Segal on December 10, 2009 for more information.

(2)	LSP Development is the general partner of LS Power Associates, L.P. (“LSP Associates”). As a result of its relationship with LSP Associates, LSP Development may be deemed the beneficial owner of the shares owned by LSP Associates. As a result of his position, Mikhail Segal may be deemed to control LSP Development and to have shared beneficial ownership of the shares owned by LSP Associates. See the Schedule 13D filed by LSP Development, LSP Partners, LSP Associates, LSPEP, PIE I, Gen Investors and Mikhail Segal on December 10, 2009 for more information.

(3)	LSP Partners is the general partner of LSPEP. As a result of its relationship with LSPEP, LSP Partners may be deemed the beneficial owner of the shares owned by LSPEP. LSP Development is the general partner of LSP Partners. As a result of its relationship with LSP Partners, LSP Development may also be deemed the beneficial owner of the shares owned by LSPEP. As a result of his position, Mikhail Segal may be deemed to control LSP Development and to have shared beneficial ownership of the shares owned by LSPEP. See the Schedule 13D filed by LSP Development, LSP Partners, LSP Associates, LSPEP, PIE I, Gen Investors and Mikhail Segal on December 10, 2009 for more information.

(4)	LSP Partners is the general partner of PIE I. As a result of its relationship with PIE I, LSP Partners may be deemed the beneficial owner of the shares owned by PIE I. LSP Development is the general partner of LSP Partners. As a result of its relationship with LSP Partners, LSP Development may also be deemed the beneficial owner of the shares owned by PIE I. As a result of his position, Mikhail Segal may be deemed to control LSP Development and to have shared beneficial ownership of the shares owned by PIE I. See the Schedule 13D filed by LSP Development, LSP Partners, LSP Associates, LSPEP, PIE I, Gen Investors and Mikhail Segal on December 10, 2009 for more information.

(5)	LSP Partners is the general partner of Gen Investors. As a result of its relationship with Gen Investors, LSP Partners may be deemed the beneficial owner of the shares owned by Gen Investors. LSP Development is the general partner of LSP Partners. As a result of its relationship with LSP Partners, LSP Development may be deemed the beneficial owner of the shares owned by Gen Investors. As a result of his position, Mikhail Segal may be deemed to control LSP Development and to have shared beneficial ownership of the shares owned by Gen Investors. See the Schedule 13D filed by LSP Development, LSP Partners, LSP Associates, LSPEP, PIE I, Gen Investors and Mikhail Segal on December 10, 2009 for more information.

Based on the information provided to us by the selling stockholders, the selling stockholders are not, and are not affiliated with, a broker-dealer. Each of the selling stockholders has represented to us that it has no agreement or understanding, directly or indirectly, with any person to distribute the securities.

Ownership is based upon information provided by each respective selling stockholder based on Rule 13d-3(d)(i) under the Exchange Act. The percentages of shares owned prior and after the offering are based on 600,728,872 shares of our Class A common stock outstanding as of December 18, 2009. The beneficial ownership after the offering assumes that each selling stockholder sells all of the shares offered by this prospectus supplement that are beneficially owned by such selling stockholder as of the date of this prospectus supplement, and that any other shares of our Class A common stock owned by such selling stockholder as of the date of this prospectus supplement will continue to be beneficially owned by such selling stockholder.

The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), some or all of their shares since the date on which the information in the table is presented. Information about the selling stockholders may change over time.

PLAN OF DISTRIBUTION

The selling stockholders have informed us that they may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of our Class A common stock that are the subject of this prospectus supplement on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders have informed us that they may use any one or more of the following methods when disposing of shares or interests therein:

•	sales on the New York Stock Exchange (or any other exchange on which the shares may be listed);

•	sales on the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers agreeing with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law and company insider trading policies.

Each of the selling stockholders reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of our Class A common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

Any broker-dealers or agents that participate in the sale of our Class A common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. None of the selling stockholders are considered “underwriters” within the meaning of Section 2(11) of the Securities Act.

In accordance with the terms of the Shareholder Agreement, the selling stockholders cannot transfer shares to a person if following such transfer such person or its affiliates would collectively own 15% or more of our total outstanding Class A common stock at such time.

We have borne and will bear substantially all of the costs, expenses and fees in connection with the registration and sale of the shares, other than any commissions, discounts or other fees payable to broker-dealers in connection with any sale of shares, which will be borne by the selling stockholders selling such shares of our Class A common stock.

In order to comply with the securities laws of some states, if applicable, our Class A common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states our Class A common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling stockholders may be subject to the anti-manipulation rules of Regulation M, which may limit the timing of purchases and sales of shares of our Class A common stock by such selling stockholders. We will make copies of this prospectus (as it may be amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

We plan to keep the registration statement continuously effective and usable for the resale of the registrable shares covered thereby for approximately one year. However, we may, subject to prior notice to the selling stockholders, voluntarily suspend the effectiveness of the registration statement for a reasonable period of time (but not in excess of 45 days in the aggregate, of which no more than 30 days may be consecutive) if, in the opinion of our counsel, we would be required to disclose in the registration statement information not otherwise then required by law to be publicly disclosed and, in the good faith judgment of our board of directors, such disclosure is reasonably likely to adversely affect any material business transaction or negotiation in which we are then engaged.

LEGAL MATTERS

Certain legal matters in connection with the offering and sale of our Class A common stock have been passed upon for us by Akin Gump Strauss Hauer & Feld LLP. The selling stockholders have been represented in connection with this offering by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Dynegy Inc. at December 31, 2008 and 2007, and for each of the two years in the period ended December 31, 2008, appearing in our November 5, 2009 Form 8-K at Exhibit 99.1, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements for the year ended December 31, 2006 incorporated in this prospectus supplement by reference to Dynegy Inc.’s Current Report on Form 8-K dated November 5, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

DYNEGY INC.

340,000,000 Shares of Class A Common Stock

This prospectus relates to the resale or other disposition, from time to time, of up to 340,000,000 shares of our Class A common stock issuable upon the conversion of up to the same number of shares of our Class B common stock held by certain of our stockholders, who will be identified in one or more prospectus supplements and who we sometimes refer to herein as the “selling stockholders.” The selling stockholders may from time to time offer and sell or otherwise dispose of the shares of our Class A common stock issuable upon the conversion of our Class B common stock at such prices as they may determine. We will not receive any proceeds from the sale or other disposition by the selling stockholders of the shares of our Class A common stock issuable upon the conversion of our Class B common stock.

An investment in the shares of our Class A common stock involves risks. Please read carefully the “Risk Factors” section beginning on page 3.

Our Class A common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “DYN.” On April 4, 2007, the closing sale price of our Class A common stock on the NYSE was $9.89 per share.

As more fully described below under “Transactions with LS Power,” on April 2, 2007, we, Falcon Merger Sub Co. (“Merger Sub”), Dynegy Inc., an Illinois corporation (expected to be renamed Dynegy Illinois Inc.) (“Dynegy Illinois”), and certain entities in the LS Power Group, a privately held power plant investor, developer and manager (such entities, the “LS Entities”), completed certain transactions pursuant to a Plan of Merger, Contribution and Sale Agreement, dated as of September 14, 2006 (the “Merger Agreement”), including the merger of Merger Sub with and into Dynegy Illinois (the “Merger”). Pursuant to, and in connection with the completion of, the Merger, (i) Dynegy Illinois became our wholly owned subsidiary, (ii) the then-shareholders of Dynegy Illinois became our stockholders and (iii) our name was changed from Dynegy Acquisition, Inc. to Dynegy Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 5, 2007

YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE HEREIN OR PROVIDED IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THESE SECURITIES ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THOSE DOCUMENTS.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration, or continuous offering, process. Under this shelf registration process, the selling stockholders may, from time to time, sell or otherwise dispose of up to 340,000,000 shares of our Class A common stock issuable upon the conversion of our Class B common stock in one or more offerings.

This prospectus will be supplemented from time to time by one or more prospectus supplements, which will include information regarding the plan of distribution for the shares of our Class A common stock covered by this prospectus, the identities of the selling stockholders and the number of shares of our Class A common stock to be offered by each indentified selling stockholder. Such prospectus supplements may also include, among other additional information, additional risk factors or other special considerations applicable to us, our business or results of operations or our Class A common stock, and may also update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

i

You should read both this prospectus and all applicable prospectus supplements, together with the additional information described in the section of this prospectus entitled “Where You Can Find More Information” and incorporated by reference herein.

REFERENCES TO ADDITIONAL INFORMATION

This prospectus incorporates important business and financial information about us from other documents that are not included in or delivered with this prospectus. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, and through the SEC’s website at www.sec.gov. You can also obtain those documents incorporated by reference in this prospectus without charge by requesting them in writing or by telephone from the company at the following address and telephone number:

Dynegy Inc.

1000 Louisiana Street, Suite 5800

Houston, Texas 77002

(713) 507-6400

Attention: Investor Relations Department

See the section of this prospectus entitled “Where You Can Find More Information” beginning on page 13.

Unless otherwise stated herein or the context otherwise requires, references in this prospectus to “Dynegy,” “the company,” “the Company,” “we,” “our,” or “us” refer to Dynegy Inc. and its direct and indirect subsidiaries and include Dynegy Illinois before it became a wholly owned subsidiary of Dynegy Inc. by way of the Merger.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward-looking statements.” All statements included or incorporated by reference in this prospectus, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially from those contemplated by the statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “project,” “forecast,” “plan,” “may,” “will,” “should,” “expect” and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following:

•	expectations and beliefs related to the Merger Agreement, the Merger and related transactions with the LS Entities;

•

anticipated benefits and expected synergies resulting from the completion of the Merger and related transactions with the LS Entities and beliefs associated with the integration of operations of the various entities;

•	projected operating or financial results, including anticipated cash flows from operations, revenues and profitability;

•	expectations regarding capital expenditures, interest expense and other payments;

•	beliefs and assumptions about economic conditions and the demand and prices for electricity;

•	beliefs about commodity pricing and generation volumes;

•	our focus on safety and our ability to efficiently operate our assets so as to maximize our revenue generating opportunities;

•	strategies to capture opportunities presented by rising commodity prices and strategies to manage our exposure to energy price volatility;

•	plans to achieve fuel-related, general and administrative, and other targeted cost savings;

•	beliefs and assumptions relating to liquidity, including the ability to satisfy or refinance debt maturities and other obligations before or as they come due;

•	strategies to address our substantial leverage, to access the capital markets, or to obtain additional financing on more favorable financing terms;

•	measures to compete effectively with industry participants;

•	beliefs and assumptions about market competition, fuel supply, power demand, generation capacity and regional supply and demand characteristics of the wholesale power generation market;

•	sufficiency of coal, fuel oil and natural gas inventories and transportation, including strategies to deploy coal supplies;

•	beliefs about the outcome of legal, regulatory, administrative and environmental matters;

•	expectations regarding environmental matters, including costs of compliance and availability and adequacy of emission credits;

•	expectations and estimates regarding the Dynegy Midwest Generation consent decree and the associated costs;

•	efforts to position our power generation business for future growth and pursuing and executing acquisition, disposition or combination opportunities; and

•	measures to complete the exit from the customer risk management business and the costs associated with this exit.

We will not update these forward-looking statements unless the securities laws require us to do so. Moreover, any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond our control, including those set forth below in the section of this prospectus entitled “Risk Factors” and any additional risk factors that may be included in any applicable prospectus supplement or incorporated by reference into this prospectus by way of our or Dynegy Illinois’ reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

v

THE COMPANY

We are a holding company and conduct substantially all of our business operations through our subsidiaries, including our 50% interest in a development joint venture (the “Development LLC”) with LS Power Associates, L.P. (“LS Associates”). Our primary business is the production and sale of electric energy, capacity and ancillary services from our fleet of 29 owned or leased power generation facilities with approximately 19,500 MW of generating capacity operating in 13 states, (i) including our 614 MW CoGen Lyondell generation facility, our 576 MW Bluegrass generation facility and our 539 MW Heard County generation facility, each of which we are considering selling in 2007 and (ii) excluding our 351 MW Calcasieu generation facility, which we expect to sell to Entergy Gulf States, Inc. in early 2008 pursuant to an agreement entered into in February 2007. Our power generation fleet is diversified by dispatch type, fuel source and geographic location.

In addition to our operating generation facilities, we own an approximate 40% undivided interest in Plum Point, a new 665 MW coal-fired plant under construction in Arkansas. Through our interest in the Development LLC, we also own a 50% interest in a portfolio of greenfield development projects totaling more than 7,600 MW of generating capacity and repowering and/or expansion opportunities representing approximately 2,300 MW of generating capacity, thus providing us with meaningful organic growth prospects.

Our generation facilities are located in areas served by the Midwest Independent System Operator, Pennsylvania-New Jersey-Maryland Interconnection, LLC, the Southeastern Electric Reliability Council, the California Independent System Operator, the Western Electricity Coordinating Council, the Electric Reliability Council of Texas, the New York Independent System Operator and the New England Independent System Operator.

Our Class A common stock is listed on the NYSE under the symbol “DYN.” Our principal executive offices are located at 1000 Louisiana Street, Suite 5800, Houston, Texas 77002, and our telephone number at that address is (713) 507-6400.

TRANSACTIONS WITH LS POWER

On September 14, 2006, we entered into the Merger Agreement with the LS Entities, Merger Sub and Dynegy Illinois to, among other transactions, combine the LS Entities’ operating generation portfolio with our generation assets, acquire a 50 percent ownership interest in the Development LLC and merge Merger Sub with and into Dynegy Illinois pursuant to the Merger. On March 29, 2007, at a special meeting of the shareholders of Dynegy Illinois, the shareholders of Dynegy Illinois adopted the Merger Agreement and approved the Merger.

Pursuant to the transactions with the LS Entities contemplated by the Merger Agreement, which were completed on April 2, 2007, the LS Entities received 340 million shares of our Class B common stock (which are convertible, under the circumstances described in our amended and restated certificate of incorporation, into the shares of our Class A common stock covered by this prospectus), $100 million in cash and $275 million aggregate principal amount of notes issued by us (which have since been paid in full) in exchange for their contribution of their entire operating generation portfolio and the 50 percent interest in the Development LLC. We also assumed approximately $1.9 billion in net debt (debt less restricted cash and investments) from the LS Entities, and utilized $70 million in cash proceeds under our new term facility rather than entering into new Griffith project debt.

Pursuant to the Merger, which was also completed on April 2, 2007, Merger Sub, our then-wholly owned subsidiary, merged with and into Dynegy Illinois. As a result of the Merger, Dynegy Illinois became our wholly owned subsidiary, the then-shareholders of Dynegy Illinois became our stockholders and each Dynegy Illinois shareholder, including Chevron U.S.A. Inc. (Dynegy Illinois’ then-largest shareholder) (“Chevron”), received one share of our Class A common stock for each share of Class A common stock or Class B common stock of Dynegy Illinois held by it.

In addition, in connection with the completion of the Merger and the other transactions contemplated by the Merger Agreement, our name was changed from Dynegy Acquisition, Inc. to Dynegy Inc.

RISK FACTORS

Investing in our Class A common stock involves risks. Before purchasing any shares of our Class A common stock, you should carefully consider the risk factors set forth below, the risk factors that are incorporated by reference herein from the section entitled “Risk Factors” in Dynegy Illinois’ Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and the risk factors that are incorporated by reference herein from the section entitled “Risk Factors” in the proxy statement/prospectus of Dynegy Illinois and us with respect to the Merger, the Merger Agreement and the related transactions, together with all of the other information included in this prospectus and any prospectus supplement and any other information that we have incorporated by reference, including filings made with the SEC subsequent to the date hereof. Any of these risks, as well as other risks and uncertainties, could harm our business, financial condition, results of operations or cash flows.

Additional Risks Related to our Business

Covenants in our financing agreements impose significant restrictions on us. Failure to comply with these covenants may have a material adverse impact on our business, financial condition, results of operations or cash flows.

Financing agreements governing our debt obligations require us to meet specific financial tests in order to issue debt and make restricted payments, among other things. Our ability to comply with the covenants in our financing agreements, as they currently exist or as they may be amended, may be affected by many events beyond our control, and our future operating results may not allow us to comply with the covenants or, in the event of a default, to remedy that default. Our failure to comply with those financial covenants or to comply with the other restrictions in our financing agreements could result in a default, requiring our debt obligations under such financing agreements (and by reason of cross-default or cross-acceleration provisions, our other indebtedness) to become immediately due and payable, which could have a material adverse impact on our business, financial condition, results of operations or cash flows. If we are unable to repay those amounts or to otherwise cure the default, the holders of the indebtedness under our secured debt obligations could proceed against the collateral granted to them to secure that indebtedness. If those lenders accelerate the payment of such indebtedness, we cannot assure you that we could pay or refinance that indebtedness immediately and continue to operate our business.

We may not have adequate liquidity to post required amounts of additional collateral.

We use a portion of our capital resources, in the form of cash and letters of credit, to satisfy counterparty collateral demands. These counterparty collateral demands reflect our non-investment grade credit ratings and the counterparties’ views of our creditworthiness, as well as changes in commodity prices. If commodity prices change substantially, our liquidity could be severely strained by requirements under our commodity agreements to post additional collateral. In certain cases, our counterparties have elected to not require the posting of collateral to which they are otherwise entitled under those agreements. However, those counterparties retain the right to request the posting of such collateral. Factors that could trigger increased demands for collateral include additional adverse changes in our industry, negative regulatory or litigation developments, adverse events affecting us, changes in our credit rating or liquidity and changes in commodity prices for power and fuel. In addition, to the extent we do hedge against volatility in commodity prices and, as a result, our cash flow is less than anticipated, a source of our liquidity resources may be depleted. An increase in demands from our counterparties to post letters of credit or cash collateral may have a material adverse effect on our financial condition, results of operations and cash flows.

Plum Point, which is currently under construction, may not be completed, and the construction of other development projects in which we have an ownership interest via the Development LLC may never be initiated or completed.

Pursuant to the Merger Agreement, we acquired all of the LS Power Group’s ownership interest in Plum Point, which is currently in the construction phase, with an expected completion date in 2010. We also acquired a 50% ownership interest in the Development LLC, which owns the various “greenfield” projects and expansion and replacement projects contributed to the Development LLC by us and the LS Power Group; additional development projects will be contributed to the Development LLC from time to time by us and the LS Power Group.

As a result of economic and other conditions, Plum Point may not be completed, and the development projects may not be pursued or completed, and higher costs than those that are anticipated may be incurred with respect to any of the projects. These projects also generally require various governmental and other approvals, which may not be received. Our inability to complete the Plum Point project, or the Development LLC’s inability to complete a development project on time or within budget, may adversely affect our financial condition, results of operations and cash flows.

In addition, the development and construction of power generation facilities may be adversely affected by one or more factors commonly associated with large infrastructure projects, including, but not limited to, changes in the forecasted financial viability of new-build generation in a region, shortages of equipment, materials and labor, delays in delivery of equipment and materials, labor disputes, litigation, failure to obtain necessary governmental and regulatory approvals and permits, adverse weather conditions, unanticipated increases in costs, natural disasters, accidents, local and political opposition, unforeseen engineering, design, environmental or geological problems and other unforeseen events or circumstances. Any one of these events could result in delays in, or even the abandonment of, the development of the affected power generation facility. Such events may also result in cost overruns, payments under committed contracts associated with the affected project, and/or the write-off of equity investment in the project. Any such development may materially and adversely affect our financial condition, results of operations and cash flows.

The future operation and performance of the various development projects owned by the Development LLC, if completed, are subject to a wide variety of factors and cannot be predicted with certainty at this time.

If a development project is successfully completed by the Development LLC, the operation and performance of the completed facility could be affected by many factors, including start-up problems, the breakdown or failure of equipment or processes, the performance of the completed facility below expected levels of output or efficiency, failure to operate at design specifications, labor disputes, changes in law, failure to obtain necessary permits or to meet permit conditions, government exercise of eminent domain power or similar events and catastrophic events including fires, explosions, earthquakes and droughts. The occurrence of such events could significantly reduce or eliminate the revenues from, or significantly increase the expenses associated with, any such completed facility and, as a result, negatively impact our financial condition, results of operations and cash flows.

If we issue a material amount of our common stock in the future or certain of our stockholders, such as Chevron or any of the LS Entities or their affiliates, sell a material amount of our common stock, our ability to use our federal net operating losses to offset our future taxable income may be limited under Section 382 of the Internal Revenue Code.

Our ability to utilize previously incurred federal net operating losses (“NOLs”) to offset our future taxable income would be limited if we were to undergo an “ownership change” within the meaning of Section 382 of the Internal Revenue Code (the “Code”). In general, an “ownership change” occurs whenever the percentage of the stock of a corporation owned by “5-percent shareholders” (within the meaning of Section 382 of the Code) increases by more than 50 percentage points over the lowest percentage of the stock of such corporation owned by such “5-percent shareholders” at anytime over the preceding three years.

Under certain circumstances, sales or other dispositions of our common stock by certain of our stockholders could trigger such an “ownership change.” Specifically, sales or other dispositions pursuant to this prospectus and applicable prospectus supplements by any of the selling stockholders of our Class A common stock issuable upon the conversion of our Class B common stock could trigger an “ownership change.” Moreover, sales or other dispositions of our Class A common stock by Chevron pursuant to the prospectus and any prospectus supplement forming a part of a Registration Statement on Form S-3 that we have filed with the SEC for the benefit of Chevron could also trigger such an “ownership change.” We will have limited control over the timing of any such sales or dispositions of our common stock. Any such future ownership change could result in limitations, pursuant to Section 382 of the Code, on our utilization of our federal NOLs to offset our future taxable income.

More specifically, depending on then-prevailing interest rates and the market value of our stock at the time of such future ownership change, an ownership change under Section 382 of the Code would establish an annual limitation which might prevent full utilization of the deferred tax assets attributable to our previously incurred federal NOLs against our total future taxable income for a given year. If such an ownership change were to occur, our ability to raise additional equity capital may be limited.

The magnitude of such limitations and their effect on us is difficult to assess and depends in part on the market value of our stock at the time of any such ownership change and then-prevailing interest rates. For accounting purposes, at December 31, 2006, our deferred tax asset attributable to our previously incurred federal NOLs was valued at approximately $332 million.

Additional Risks Related to our Class A Common Stock

The stock price of our predecessor, Dynegy Illinois, was volatile, and the trading price of our Class A common stock may also fluctuate significantly.

The trading price of the Class A common stock of Dynegy Illinois was volatile, and our stock price may also be volatile. From January 1, 2004 through March 30, 2007 (i.e., the trading day immediately prior to the completion of the Merger Agreement and the Merger), the closing price of Dynegy Illinois’ Class A common stock on the NYSE ranged from $3.23 to $9.58 per share. The trading price of our Class A common stock may fluctuate in response to a number of events and factors, such as quarterly variations in operating or financial results, actions by various regulatory agencies, litigation, market perceptions of our financial reporting, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, news reports relating to us or trends in our industry or general economic conditions.

Provisions of the General Corporation Law of the State of Delaware and our organizational documents may discourage an acquisition of us.

Our organizational documents and the General Corporation Law of the State of Delaware both contain provisions that will impede the removal of our directors and may discourage a third party from making a proposal to acquire us. For example, our board may, without the consent of our stockholders, issue preferred stock with greater voting rights than our Class A common stock. The existence of these provisions may have a negative impact on the price of our Class A common stock.

The interests of the LS Control Group may conflict with your interests and, with respect to the Development LLC, our interests.

The LS Control Group (as defined in the Merger Agreement) owns approximately 40% of our voting power and has the right to nominate up to three members of our 11-member board of directors. By virtue of such stock ownership and board representation, the LS Control Group has, as described in the risk factor immediately below, the power to influence our affairs and the outcome of matters required to be submitted to our stockholders for approval. Moreover, by virtue of such stock ownership and board representation and its 50 percent membership interest (via LS Associates) in the Development LLC, the LS Control Group has the power to influence the affairs of the Development LLC.

The LS Control Group may have interests that differ from those of holders of our Class A common stock, and these relationships could give rise to conflicts of interest, including:

•	conflicts between the LS Control Group and our other stockholders, whose interests may differ with respect to the strategic direction or significant corporate transactions of the company; and

•	conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by the LS Control Group, on the other hand.

Likewise, with respect to the Development LLC, the LS Control Group may have interests that differ from our interests (as the owner of the remaining 50 percent membership interest in the Development LLC), which may give rise to conflicts of interests.

Further, our amended and restated certificate of incorporation renounces any interest in, and waives, any claim that a corporate or business opportunity taken by the LS Control Group constitutes a corporate opportunity of the company, unless such corporate or business opportunity is expressly offered to one of our directors or officers.

The LS Control Group’s significant interest in us could be determinative in matters submitted to a vote by our stockholders. In addition, the rights granted to the LS Shareholders (as defined in the Merger Agreement) under the Shareholder Agreement (as defined in the Merger Agreement) and our amended and restated bylaws provide them significant influence over us. Such influence could result in us either taking actions that our other stockholders do not support or failing to take actions that our other stockholders do support.

The LS Control Group’s ownership interest in us, together with its rights under the Shareholder Agreement and our amended and restated bylaws, provides it with significant influence over the conduct of our business. Unless substantially all of our public stockholders vote together on matters presented to our stockholders from time to time, the LS Control Group may have the power to determine the outcome of matters submitted to a vote of all of our stockholders.

Rights granted to the LS Control Group under the Shareholder Agreement and our amended and restated bylaws that provide it with significant influence over our business include:

•	the ability to nominate up to three directors to our board of directors based on its percentage ownership interest in us; and

•	the requirement that we not pursue any of the following actions if all directors nominated by the LS Control Group present at the relevant board meeting vote against such action:

•	any amendment of our amended and restated certificate of incorporation or amended and restated bylaws;

•

any merger or consolidation of us and certain dispositions of our assets or businesses, certain acquisitions, binding capital commitments, guarantees and investments and certain joint ventures with an aggregate value in excess of a specified amount;

•	our payment of dividends or similar distributions;

•	our engagement in new lines of business;

•	our liquidation or dissolution, or certain bankruptcy-related events with respect to us;

•	our issuance of any equity securities, with certain exceptions for issuances of our Class A common stock;

•	our incurrence of any indebtedness in excess of a specified amount;

•	the hiring, or termination of the employment of, our chief executive officer (other than Bruce A. Williamson);

•	our entry into any agreement or other action that limits the activities of any holder of our Class B common stock or any of such holder’s affiliates; and

•	our entry into other material transactions with a value in excess of a specified amount.

Such influence could result in us either taking actions that our other stockholders do not support or failing to take actions that our other stockholders do support.

Our stockholders may be adversely affected by the expiration of the transfer restrictions in the Shareholder Agreement, which would enable the LS Control Group to, among other things, transfer a significant percentage of our common stock to a third party.

The transfer provisions in the Shareholder Agreement, subject to specified exceptions, restrict the LS Control Group from transferring shares of our common stock. These restrictions will expire upon the earlier of:

•	April 2, 2009;

•	the date the stockholders party to the Shareholder Agreement cease to own at least 15% of the total combined voting power of our outstanding securities; and

•	subject to certain conditions, the date a third party offer is made to acquire more than 25% of our assets or voting securities.

In addition, if the transfer restrictions in the Shareholder Agreement are terminated, the LS Control Group will be free to sell their shares of our common stock, subject to certain exceptions, to any person on the open market, in privately negotiated transactions or otherwise in accordance with law. These sales or transfers, as well as sales or other dispositions pursuant to this prospectus and all applicable prospectus supplements, could create a substantial decline in the price of shares of our common stock, including our Class A common stock.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale or other disposition by the selling stockholders of the shares of our Class A common stock covered by this prospectus and issuable upon the conversion of our Class B common stock.

SELLING STOCKHOLDERS

This prospectus relates to the resale or other disposition by the selling stockholders of up to 340,000,000 shares of our Class A common stock issuable upon the conversion of our Class B common stock. The applicable prospectus supplement will set forth with respect to each selling stockholder:

•	the name of the selling stockholder;

•

the nature of any position, office or other material relationship which the selling stockholder has had within the then-preceding three years with us or any of our affiliates (including Dynegy Illinois);

•	the number of shares of our Class B common stock owned by the selling stockholder prior to the offering pursuant to such prospectus supplement;

•	the number of shares of our Class A common stock issuable upon the conversion of our Class B common stock to be offered for the selling stockholder’s account; and

•

the amount and (if one percent or more) the percentage of shares of our Class B common stock to be owned by the selling stockholder after the completion of the offering pursuant to such prospectus supplement.

PLAN OF DISTRIBUTION

The selling stockholders may sell or otherwise dispose of the shares of our Class A common stock covered by this prospectus:

•	through underwriters or dealers;

•	through agents; or

•	directly to purchasers.

We will describe in the applicable prospectus supplement the particular terms of the offering of our Class A common stock, including the following:

•	the names of any underwriters;

•	the purchase price and the proceeds the applicable selling stockholders will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any other information we believe to be material.

If the selling stockholders use one or more underwriters in the sale, such underwriter(s) will acquire the shares of our Class A common stock covered by this prospectus for their own account. The underwriters may resell the shares of our Class A common stock in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

The selling stockholders may sell or otherwise dispose of the shares of our Class A common stock covered by this prospectus through agents designated by the selling stockholders. Any agent involved in the offer or sale or other disposition of the shares of our Class A common stock for which this prospectus and the applicable prospectus supplement is delivered will be named, and any commissions payable to that agent will be set forth, in the prospectus supplement.

The selling stockholders may also sell or otherwise dispose of the shares of our Class A common stock covered by this prospectus directly to purchasers. In this case, no underwriters, dealers or agents would be involved.

The selling stockholders may also enter into derivative transactions with third parties with respect to the shares of our Class A common stock covered by this prospectus. If the applicable prospectus supplement so indicates, in connection with such derivative transactions, the third parties may sell the shares of our Class A common stock covered by this prospectus and the applicable prospectus supplement, including in short sale transactions.

LEGAL MATTERS

The validity of the shares of our Class A common stock covered by this prospectus have been passed upon for us by Akin Gump Strauss Hauer & Feld LLP.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Dynegy Inc. (expected to be renamed Dynegy Illinois Inc.) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Dynegy Inc. (expected to be renamed Dynegy Illinois Inc.) for the fiscal year ended December 31, 2006 have been so incorporated in reliance on the report (which contains an explanatory paragraph that emphasizes our substantial litigation) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of West Coast Power LLC incorporated in this prospectus by reference to the Annual Report on Form 10-K of Dynegy Inc. (expected to be renamed Dynegy Illinois Inc.) for the year ended December 31, 2005 have been so incorporated in reliance on the report (which contains an explanatory paragraph that emphasizes West Coast Power LLC’s substantial litigation) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the Power Generation Business of LS Power Development, LLC and Affiliates as of December 31, 2005 and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We and Dynegy Illinois file annual, quarterly and current reports and other information with the SEC. The SEC maintains a website that contains annual, quarterly and current reports, proxy and information statements and other information regarding registrants, like us and Dynegy Illinois, that file reports with the SEC electronically. The SEC’s website address is http://www.sec.gov. You may also read and copy any document that we and Dynegy Illinois file with the SEC at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the operation of its public reference room. The information that we and Dynegy Illinois file with the SEC is also available on our website at http://www.dynegy.com. However, the information on our website is not a part of, and shall not be deemed to be incorporated by reference into, this prospectus or any prospectus supplement.

The SEC allows us to “incorporate by reference” the information we and Dynegy Illinois file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we and Dynegy Illinois file later with the SEC will automatically update and may supersede the information in this prospectus and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings made by us or Dynegy Illinois with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares of our Class A common stock that may be offered by this prospectus are sold; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

•	Dynegy Illinois’ Annual Report on Form 10-K for its fiscal year ended December 31, 2006 filed with the SEC on February 27, 2007;

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the sections entitled “Summary Historical and Unaudited Pro Forma Condensed Consolidated/Combined Financial Data” beginning on page 14, “Risk Factors” beginning on page 20, “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 72, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 82, “New Dynegy Business” beginning on page 109, “Business of the Contributed Entities” beginning on page 116, “Directors and Management of New Dynegy” beginning on page 143, “Other Agreements and Documents” beginning on page 164, “Description of New Dynegy Capital Stock” beginning on page 193 (our Class A common stock is deemed registered under Section 12(b) of the Exchange Act pursuant to Rule 12g-3(a) under the Exchange Act and, accordingly, the filing of a registration statement on Form 8-A or Form 10 is not required) and the financial statements and notes thereto set forth in the section entitled “Index to Financial Statements” beginning on page F-1, of the proxy statement/prospectus of Dynegy Illinois and us filed with the SEC on February 13, 2007; and

•

our and Dynegy Illinois’ Current Reports on Form 8-K filed with the SEC on January 23, 2007, January 25, 2007, February 2, 2007, February 6, 2007, February 9, 2007, February 14, 2007, February 15, 2007, February 20, 2007, February 27, 2007, March 2, 2007, March 7, 2007, March 12, 2007, March 14, 2007, March 19, 2007, March 20, 2007 and March 29, 2007.

You may review these filings, at no cost, over the Internet at our website at http://www.dynegy.com, or request a free copy of any of these filings by writing or calling us at the following address:

Dynegy Inc.

1000 Louisiana Street, Suite 5800

Houston, Texas 77002

(713) 507-6400

Attention: Investor Relations Department

DYNEGY INC.

95,000,000 Shares of Class A Common Stock

PROSPECTUS SUPPLEMENT

December 22, 2009